Wyrick Robbins Yates & Ponton LLP

ATTORNEYS AT LAW

4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607

PO Drawer 17803, Raleigh, NC 27619

P: 919.781.4000 F: 919.781.4865 www.wyrick.com

November 8, 2016

VIA EMAIL: PAIKI@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Ms. Irene Paik

Re:	Synergy CHC Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-55098

We write this letter on behalf of our client Synergy CHC Corp. (“Synergy”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned 10-K, as set forth in the Staff’s letter dated November 8, 2016.

1. Synergy confirms that they will revise future results of operations disclosures, as applicable, to identify individual product acquisitions that have materially impacted results of operations for the fiscal year and quantify those amounts separately.

Thank you.

Wryrick Robbins Yates & Ponton LLP